1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
COREY F. ROSE

corey.rose@dechert.com +1 202 261 3314 Direct +1 261 261 3158 Fax

February 10, 2017

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Lisa Zeises, Alexander Karampatsos, Joshua Katz and me on February 8, 2017 with respect to the Registrant’s Post-Effective Amendment No. 150 filed on December 27, 2016, relating to the Hartford Core Equity Fund (the “Fund”).  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please provide supplementally a completed Appendix A to the Prospectus. Please ensure that all applicable financial intermediaries are specifically identified in Appendix A.

	Response:	A completed Appendix A is attached as Attachment I. The Registrant confirms that all applicable financial intermediaries have been identified in Appendix A.

2.	Comment:

Please delete the following sentence in Appendix A to the Prospectus: “The following descriptions of sales charge waivers and discounts for a particular financial intermediary and class(es) of shares are reproduced based on information provided by the financial intermediary that the intermediary has represented is current with respect to sales charge waivers or discounts in effect.”

	Response:	The Registrant has revised the disclosure consistent with this comment. Please see the updated version of Appendix A included as Attachment I.

3.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table for the Fund.

	Response:	The Annual Fund Operating Expenses table for the Fund is attached as Attachment II.

4.	Comment:

Footnote 2 to the Annual Fund Operating Expenses table for the Fund discloses that the Fund’s total other expenses do not include extraordinary expenses. Please describe supplementally the nature of these extraordinary expenses.

Response:

The extraordinary expenses reflect the Fund’s proportionate share of the expenses incurred in connection with the Hartford Funds’ Joint Annual Meeting of Shareholders. They include printing, mailing, solicitation, vote tabulation, legal fees and out-of-pocket expenses.

5.	Comment:

With respect to the expense reimbursement arrangements disclosed in the footnote to the Fund’s Annual Operating Expenses table, please discuss whether the amounts reimbursed pursuant to these arrangements can be recouped by the reimbursing party.

	Response:	Amounts reimbursed under the expense reimbursement arrangements described in the footnote to the Fund’s Annual Fund Operating Expenses table may not be recouped by the reimbursing party.

6.	Comment:	Please provide supplementally a completed Expense Example for the Fund.

	Response:	The Expense Example for the Fund is attached as Attachment III.

7.	Comment:

With respect to the narrative preceding the Annual Fund Operating Expenses table for the Fund, please include the page numbers on which the Prospectus and Statement of Additional Information sections that are referenced may be found per Item 3 of Form N-1A.

	Response:	The Registrant has revised the disclosure consistent with this comment.

8.	Comment:	Please provide supplementally a completed Average Annual Total Returns table for the Fund.

	Response:	The Average Annual Total Returns table for the Fund is attached as Attachment IV.

9.	Comment:

In the “Opening an Account” section of the Prospectus, please consider revising the following statement for clarity: “Effective June 1, 2017, accounts held directly with the transfer agent (i.e. not plan level or an omnibus position) will be charged a $30 annual direct account fee, for all accounts other than accounts of any sub-adviser to Hartford Funds, 529 college savings plan accounts administered by The Hartford or one of its subsidiaries, and affiliated investment companies. This fee is not charged to shareholders who hold Fund shares through an omnibus account with a financial intermediary.”

	Response:	Although the Registrant believes this disclosure to be adequate, the Registrant will consider revising this disclosure in connection with future filings.

10.	Comment:

To the extent that the Fund intends to offer “clean shares” in which brokers may charge commissions, please confirm that disclosure in the Fund’s registration statement is consistent with the disclosure described in the interpretive guidance issued by the Office of Chief Counsel of the Division of Investment Management of the U.S. Securities and Exchange Commission on January 11, 2017 to the Capital Group (“Capital Group Letter”).

	Response:	The Registrant has revised the disclosure consistent with this comment.

11.	Comment:	Each of the Prospectus and the SAI include an Appendix A. Please consider revising the term “Appendix A,” as used in the SAI, to distinguish it from the Appendix A to the Prospectus.

	Response:	Although the Registrant believes this disclosure to be adequate, the Registrant will consider revising this disclosure in connection with future filings.

Should you have any questions, please feel free to contact me at (202) 261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:                  Lisa D. Zeises

John V. O’Hanlon

Attachment I

Appendix A

INTERMEDIARY-SPECIFIC SALES CHARGE WAIVERS AND DISCOUNTS

The availability of certain initial and contingent deferred sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. Financial intermediaries may have different policies and procedures regarding the availability of these waivers and discounts. For waivers or discounts not available through a particular intermediary, investors will have to purchase shares directly from the Funds or through another intermediary to receive such waivers or discounts to the extent such a waiver or discount is available. These waivers or discounts, which may vary from those disclosed elsewhere in the statutory prospectus or SAI, are subject to change and this Appendix will be updated based on information provided by the financial intermediaries. Neither the Funds, Hartford Funds Management Company, LLC, nor Hartford Funds Distributors, LLC supervises the implementation of these waivers or discounts or verifies the intermediaries’ administration of these waivers or discounts.

In all instances, it is the purchaser’s responsibility to notify the financial intermediary of any facts that may qualify the purchaser for sales charge waivers or discounts. Please contact your financial intermediary for more information.

Merrill Lynch

Effective April 10, 2017, shareholders purchasing Fund shares through a Merrill Lynch platform or account will be eligible only for the following load waivers (front-end sales charge waivers and contingent deferred sales charge waivers) and discounts, which may differ from those disclosed elsewhere in the Funds’ prospectus or SAI. Shareholders should contact Merrill Lynch to determine their eligibility for these waivers and discounts.

Front-end Sales Load Waivers on Class A Shares available at Merrill Lynch

•                  Employer-sponsored retirement, deferred compensation and employee benefit plans (including health savings accounts) and trusts used to fund those plans, provided that the shares are not held in a commission-based brokerage account and shares are held for the benefit of the plan

•                  Shares purchased by or through a 529 Plan

•                  Shares purchased through a Merrill Lynch affiliated investment advisory program

•                  Shares purchased by third party investment advisors on behalf of their advisory clients through Merrill Lynch’s platform

•                  Shares of funds purchased through the Merrill Edge Self-Directed platform

•                  Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family)

•                  Shares exchanged from Class C (i.e. level-load) shares of the same fund in the month of or following the 10-year anniversary of the purchase date

•                  Employees and registered representatives of Merrill Lynch or its affiliates and their family members

•                  Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (known as Rights of Reinstatement)

CDSC Waivers on A, B and C Shares available at Merrill Lynch

•                  Death or disability of the shareholder

•                  Shares sold as part of a systematic withdrawal plan as described in the Fund’s prospectus

•                  Return of excess contributions from an IRA Account

•                  Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching age 70 1/2

•                  Shares sold to pay Merrill Lynch fees but only if the transaction is initiated by Merrill Lynch

•                  Shares acquired through a right of reinstatement

•                  Shares held in retirement brokerage accounts, that are exchanged for a lower cost share class due to transfer to certain fee based accounts or platforms (applicable to A and C shares only)

Front-end load Discounts Available at Merrill Lynch:

•                  Breakpoints as described in this prospectus.

•                  Rights of Accumulation (ROA) which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at Merrill Lynch. Eligible fund family assets not held at Merrill Lynch may be included in the ROA calculation only if the shareholder notifies his or her financial advisor about such assets

•                  Letters of Intent (LOI) which allow for breakpoint discounts using the same criteria as ROA above, but based on anticipated purchases within a fund family, through Merrill Lynch, over a 13-month period of time

Attachment II

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Share Classes	A	T	B	C	I	R3	R4	R5	R6	Y	F
Management fees	0.37%	0.37%	0.37%	0.37%	0.37%	0.37%	0.37%	0.37%	0.37%	0.37%	0.37%
Distribution and service (12b-1) fees	0.25%	0.25%	1.00%	1.00%	None	0.50%	0.25%	None	None	None	None
Total other expenses(2)	0.17%	0.17%	0.58%	0.17%	0.17%	0.26%	0.20%	0.15%	0.05%	0.10%	0.05%
Administrative services fee	None	None	None	None	None	0.20%	0.15%	0.10%	None	None	None
Other expenses	0.17%	0.17%	0.58%	0.17%	0.17%	0.06%	0.05%	0.05%	0.05%	0.10%	0.05%
Acquired fund fees and expenses	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Total annual fund operating expenses(3)	0.80%	0.80%	1.96%	1.55%	0.55%	1.14%	0.83%	0.53%	0.43%	0.48%	0.43%
Fee waiver and/or expense reimbursement(4)	0.00%	0.00%	0.41%	0.00%	0.00%	0.04%	0.03%	0.03%	0.00%	0.00%	0.00%
Total annual fund operating expenses after fee waiver and/or expense reimbursement(4)	0.80%	0.80%	1.55%	1.55%	0.55%	1.10%	0.80%	0.50%	0.43%	0.48%	0.43%

(1)     For investments over $1 million that were made prior to March 1, 2017, a 1.00% maximum deferred sales charge may apply.

(2)     “Total other expenses” are based on estimated amounts for Class T and F shares. “Total other expenses” do not include extraordinary expenses as determined under generally accepted accounting principles. If extraordinary expenses were included, “Total other expenses” would have been as follows: 0.18% (Class A), 0.59% (Class B), 0.18% (Class C), 0.18% (Class I), 0.27% (Class R3), 0.21% (Class R4), 0.16% (Class R5), 0.06% (Class R6) and 0.11% (Class Y). “Total other expenses” have been restated for Class Y shares to reflect the removal of a cap on the transfer agency fee effective May 1, 2017.

(3)     “Total annual fund operating expenses” do not correlate to the ratio of expenses to average net assets that is disclosed in the Fund’s annual report in the financial highlights table, which reflects the operating expenses of the Fund and does not include acquired fund fees and expenses. The ratio of expenses to average net assets that is disclosed in the Fund’s annual report in the financial highlights table for the applicable period also does not reflect the restated “Total other expenses” for Class Y shares.

(4)     Hartford Funds Management Company, LLC (the “Investment Manager”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual fund operating expenses as follows: 0.79% (Class A), 0.79% (Class T), 1.54% (Class B), 1.54% (Class C), 0.54% (Class I), 1.09% (Class R3), 0.79% (Class R4), 0.49% (Class R5), 0.45% (Class R6), 0.49% (Class Y) and 0.45% (Class F). In addition, Hartford Administrative Services Company (“HASCO”), the Fund’s transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year for Class A, T, B, C, I, R3, R4, R5 and Y shares. Each contractual arrangement will remain in effect until February 28, 2018, and shall renew automatically for one-year terms thereafter unless the Investment Manager or HASCO, respectively, provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of The Hartford Mutual Funds, Inc. HASCO has contractually agreed to reimburse all transfer agency fees for Class R6 and F shares until February 28, 2018.

Attachment III

Example. The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that:

•             Your investment has a 5% return each year

•             The Fund’s operating expenses remain the same (except that the examples reflect the expense limitation arrangements for only the first year)

•             You reinvest all dividends and distributions

•             You pay any deferred sales charge due for the applicable period.

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Share Classes	Year 1	Year 3	Year 5	Year 10
A	$627	$791	$970	$1,485
T	$330	$499	$683	$1,215
B	$658	$876	$1,219	$1,950
C	$258	$490	$845	$1,845
I	$56	$176	$307	$689
R3	$112	$358	$624	$1,383
R4	$82	$262	$458	$1,023
R5	$51	$167	$293	$662
R6	$44	$138	$241	$542
Y	$49	$154	$269	$604
F	$44	$138	$241	$542

You would pay the following expenses if you did not redeem your shares:

Share Classes	Year 1	Year 3	Year 5	Year 10
A	$627	$791	$970	$1,485
T	$330	$499	$683	$1,215
B	$158	$576	$1,019	$1,950
C	$158	$490	$845	$1,845
I	$56	$176	$307	$689
R3	$112	$358	$624	$1,383
R4	$82	$262	$458	$1,023
R5	$51	$167	$293	$662
R6	$44	$138	$241	$542
Y	$49	$154	$269	$604
F	$44	$138	$241	$542

Attachment IV

Average Annual Total Returns. The table below shows returns for the Fund over time compared to those of a broad-based market index. After-tax returns, which are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes, are shown only for Class A shares and will vary for other classes. Actual after-tax returns, which depend on an investor’s particular tax situation, may differ from those shown and are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Class I shares commenced operations on March 31, 2015 and performance prior to that date is that of the Fund’s Class A shares (excluding sales charges). Class R6 shares commenced operations on March 31, 2015 and performance prior to that date is that of the Fund’s Class Y shares. As of December 31, 2016, Class T shares had not commenced operations and performance is that of the Fund’s Class A shares (adjusted to reflect the Class T sales charge). As of December 31, 2016, Class F shares had not commenced operations. Performance for Class F shares reflects the performance of Class I shares from March 31, 2015 through December 31, 2016 and Class A shares (excluding sales charges) prior to March 31, 2015. To the extent a share class has adopted the prior performance of another share class that had different operating expenses, such performance has not been adjusted to reflect the different operating expenses. If the performance were adjusted, it may have been higher or lower. For more information regarding returns, see the “Performance Notes” section in the Fund’s statutory prospectus.

Average annual total returns for periods ending December 31, 2016 (including sales charges)

Share Classes	1 Year	5 Years	10 Years
Class A - Return Before Taxes	-0.43%	14.05%	6.46%
- After Taxes on Distributions	-0.73%	13.75%	6.27%
- After Taxes on Distributions and Sale of Fund Shares	0.01%	11.29%	5.20%
Share Classes (Return Before Taxes)
Class T	2.73%	14.76%	6.79%
Class B	-0.37%	14.23%	6.47%
Class C	3.63%	14.53%	6.28%
Class I	5.69%	15.46%	7.12%
Class R3	5.06%	15.08%	6.82%
Class R4	5.42%	15.45%	7.13%
Class R5	5.72%	15.79%	7.46%
Class R6	5.75%	15.82%	7.53%
Class Y	5.79%	15.83%	7.54%
Class F	5.69%	15.46%	7.12%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	11.96%	14.66%	6.95%